As filed with the Securities and Exchange Commission on July 16, 2008

Registration Statement No. 333-150812

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-8/A

(Amendment No. 4)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELDORADO GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization )	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1188 – 550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

(604) 601-6655

(Address and telephone number of Registrant’s principal executive offices)

Dorsey & Whitney LLP

370 17th Street, Suite 4700

Denver, Colorado 80202

(303) 352-1133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Dawn L. Moss Eldorado Gold Corporation 550 Burrard Street Suite 1188, Bentall 5 Vancouver, British Columbia Canada V6C 2B5	Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, CO 80202-5647	Fred R. Pletcher Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia Canada V7X 1T2

Approximate date of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

Explanatory Note: The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the Securities and Exchange Commission on May 9, 2008, as amended June 5, 2008, June 20, 2008, and July 3, 2008 to include the Notice of Compulsory Acquisition, dated July 15, 2008, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular, dated as of May 9, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery, which were previously filed with the original Registration Statement on Form F-8, the Notice of Change of Information, dated June 5, 2008, which was previously filed with the first amended Registration Statement on Form F-8/A, the Notice of Variation and Extension, dated June 20, 2008, which was previously filed with the second amended Registration Statement of Form F-8/A, and the Notice of Variation and Extension, dated July 3, 2008, which was previously filed with the third amended Registration Statement.

The Registrant previously paid a registration fee of $6,117 in relation to its registration of 20,637,136 of its shares of common stock with its filing of the original Registration Statement on Form F-8, as filed with the Securities and Exchange Commission on May 9, 2008.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1. Home Jurisdiction Document.

Offer and Circular dated as of May 9, 2008, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

Notice of Change in Information dated June 5, 2008.(2)

Notice of Variation and Extension dated June 20, 2008.(3)

Notice of Variation and Extension dated July 3, 2008.(4)

Notice of Compulsory Acquisition dated July 15, 2008.

Item 2. Informational Legends.

See pages (i) and (ii) of the Offer and Circular dated as of May 9, 2008.(1)

See page (ii) of the Notice of Change in Information dated June 5, 2008.(2)

See page (iii) of the Notice of Variation and Extension dated June 20, 2008.(3)

See page (ii) of the Notice of Variation and Extension dated July 3, 2008.(4)

See page 3 of the Notice of Compulsory Acquisition dated July 15, 2008.

Item 3. Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at Eldorado Gold Corporation, Suite 1188 – 550 Burrard Street, Vancouver, British Columbia, Canada V6C 2B5, telephone: 604-601-6655 or may be obtained electronically through the SEDAR website at www.sedar.com. (1)

Item 4. List of Documents Filed with the Commission.

See "Registration Statement Filed with the SEC" in the Offer and Circular dated as of May 9, 2008. (1)

(1) Previously filed with and incorporated by reference to the Registrant’s Registration Statement on Form F-8 (No. 333-150812) as filed with the Securities and Exchange Commission on May 9, 2008.

(2) Previously filed with and incorporated by reference to the Registrant’s Registration Statement on Form F-8/A (No. 333-150812) as filed with the Securities and Exchange Commission on June 5, 2008.

(3) Previously filed with and incorporated by reference to the Registrant’s Registration Statement on Form F-8/A (No. 333-150812) as filed with the Securities and Exchange Commission on June 20, 2008.

(4) Previously filed with and incorporated by reference to the Registrant’s Registration Statement on Form F-8/A (No. 333-150812) as filed with the Securities and Exchange Commission on July 3, 2008.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

ELDORADO GOLD CORPORATION

NOTICE OF ACQUISITION RELATING TO THE

COMMON SHARES OF FRONTIER PACIFIC MINING CORPORATION

Under Section 300 of the

Business Corporations Act(British Columbia)

TO:	THE HOLDERS OF COMMON SHARES OF FRONTIER PACIFIC MINING CORPORATION

WHEREAS:

A.

On May 9, 2008, Eldorado Gold Corporation (“Eldorado”) made an offer to acquire all of the outstanding common shares (the “Frontier Shares”) of Frontier Pacific Mining Corporation (“Frontier”) at the price of 0.1220 Eldorado common shares and Cdn. $0.0001 in cash for each Frontier Share (the “Original Offer”).

B.

The Original Offer was subsequently varied by the addition of one Eldorado exchange receipt (the “Exchange Receipt”) in respect of each Frontier Share (the “Varied Offer”). Subject to the terms of an exchange receipt indenture dated July 4, 2008, each Exchange Receipt entitles its holder to receive an additional 0.008 Eldorado common shares if, prior to July 1, 2009, a Joint Ministerial Resolution is issued in Greece by the Joint Ministerial Council accepting the Environmental Terms of Reference drafted by the Ministry of Environment in respect of Frontier’s Perama Hill project.

C.

As of July 2, 2008, being a date within four months of the date on which the Original Offer was made, the Varied Offer had been accepted by shareholders who, in the aggregate, hold at least 9/10 of the outstanding Frontier Shares other than those Frontier Shares held as of the date of the Original Offer by Eldorado or its affiliates.

D.	This notice of acquisition is being sent within five months of the date on which the Original Offer was made.

NOW THEREFORE, YOU ARE HEREBY NOTIFIED:

1.

Pursuant to Section 300(3) of the Business Corporations Act (British Columbia), that the undersigned wants to acquire all of the Frontier Shares registered in your name which were not tendered to the Varied Offer.

2.

Pursuant to Sections 300(4), (6) and (7) of the Business Corporations Act (British Columbia), that unless you make an application, within two months after the date of this notice, to the British Columbia Supreme Court and such court orders otherwise:

(a)	Eldorado will be entitled and bound to acquire your Frontier Shares on the terms and conditions contained in the Varied Offer; and

(b)	Eldorado intends, without further notice to you, to:

(i)

provide a copy of this notice to Frontier and pay the purchase price for your Frontier Shares (being 0.1220 Eldorado common shares, Cdn. $0.0001 and One Exchange Receipt for each Frontier Share) to Frontier to be held in a separate account in trust for your benefit at a savings institution; and

(ii)	cause Frontier to register Eldorado as the shareholder of your Frontier Shares.

You may obtain a free copy of Eldorado’s Original Offer and bid circular dated May 9 2008, which contained the Original Offer, and Eldorado’s notice of variation and extension dated June 20, 2008, which contained the Varied Offer, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting Eldorado’s information agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

DATED this 15th day of July, 2008.

ELDORADO GOLD CORPORATION

By:“Paul N. Wright”

        Paul N. Wright

        President and Chief Executive Officer

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made for the securities of a Canadian issuer and the Offer is subject to Canadian disclosure requirements. The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Notice of Compulsory Acquisition in accordance with the disclosure requirements in Canada. Shareholders should be aware that such disclosure requirements are different from those of the United States.

Shareholders should be aware that the disposition of Common Shares pursuant to the Offer may have tax consequences both in the United States and Canada. See “Canadian Federal Income Tax Considerations” in Section 18 of the Circular in Eldorado’s bid circular dated May 9, 2008 (the “Bid Circular”) and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular in the Bid Circular.

The enforcement of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Eldorado is amalgamated under the laws of Canada, that some or all of its officers and directors may be residents of Canada, that the Dealer Manager named in the Offer or Circular may be a resident of Canada, and that all or a substantial portion of the assets of Eldorado and of said persons may be located outside the United States. The enforcement by shareholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Frontier is incorporated under the laws of the Province of British Columbia and that some or all of its officers and directors may be residents of Canada.

Shareholders should be aware that, during the period of the Offer, Eldorado or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Under the Canada Business Corporations Act, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant's request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

In accordance with the Canada Business Corporations Act, the Registrant has entered indemnification agreements under which it has agreed to indemnify its directors and certain officers in the manner outlined above.

A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant's By-Laws and the Canada Business Corporations Act.

Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

The exhibits specified below are filed as exhibits to this registration statement:

Exhibit No.	Description
2.1*

Lock-Up Agreement dated April 20, 2008, between the Registrant and Dundee Precious Metals Inc., filed with the Commission as Exhibit 2.1 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

2.2*	Transaction and Support Agreement dated June 17, 2008, between the Registrant and Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on June 19, 2008
2.3*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Victor H. Bradley, furnished to the Commission under cover of Form 6-K on June 19, 2008
2.4*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Peter F. Tegart, furnished to the Commission under cover of Form 6-K on June 19, 2008
2.5*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Brian Lock, furnished to the Commission under cover of Form 6-K on June 19, 2008
2.6*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Mohan R. Vulimiri,

furnished to the Commission under cover of Form 6-K on June 19, 2008
2.7*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Stewart L. Blusson, furnished to the Commission under cover of Form 6-K on June 19, 2008
2.8*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Roos McDonald, furnished to the Commission under cover of Form 6-K on June 19, 2008
2.9*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Nor-West Rotors Ltd., furnished to the Commission under cover of Form 6-K on June 19, 2008
2.10*	Lock-Up Agreement dated June 17, 2008, between the Registrant and Adam Kniec, furnished to the Commission under cover of Form 6-K on June 19, 2008
3.1*	Annual Information Form of the Registrant for the year ended December 31, 2007, filed with the Commission as Exhibit 1 to the Registrant’s Annual Report on Form 40-F on March 31, 2008
3.2*

Management Information Circular of the Registrant dated March 27, 2008, prepared in connection with the annual meeting of shareholders of the Registrant to be held on May 1, 2008, furnished to the Commission under cover of Form 6-K on April 4, 2008

3.3*

Audited Consolidated Financial Statements of the Registrant and the notes thereto as at December 31, 2007 and 2006 and for each of the years ended December 31, 2007, 2006 and 2005 together with the report of the auditors thereon, filed with the Commission as Exhibit 2 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.4*

Management’s Discussion and Analysis of Financial Condition and Results of Operation dated March 25, 2008, filed with the Commission as Exhibit 3 to the Registrant’s Annual Report on Form 40-F on March 31, 2008

3.5*

Press Release dated January 14, 2008, announcing an update on Eldorado’s 2007 operating results with anticipated 2008 production, furnished to the Commission under cover of Form 6-K on January 14, 2008

3.6*

Press Release dated February 22, 2008, announcing the Company’s mineral resource and mineral reserve estimates as at December 31, 2007, furnished to the Commission under cover of Form 6-K on February 22, 2008

3.7*	Press Release dated March 6, 2008, relating to the re-opening of the Kisladag Mine in Western Turkey, furnished to the Commission under cover of Form 6-K on March 6, 2008
3.8*

Press Release dated March 17, 2008, announcing that the Registrant has signed a non binding memorandum of understanding with BHP Billiton regarding future sale of iron ore from the Vila Nova Iron Ore Project in Amapa State, Brazil, furnished to the Commission under cover of Form 6-K on March 17, 2008

3.9*	Press Release dated March 27, 2008, announcing the financial results for the year ended December 31, 2007 furnished to the Commission under cover of Form 6-K on March 27, 2008
3.10*	Press Release dated April 3, 2008, providing Eldorado’s update on its first quarter 2008 operating results, furnished to the Commission under cover of Form 6-K on April 3, 2008
3.11*

Press Release dated April 28, 2008, relating to the decision of the Registrant to make a tender offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on April 28, 2008

3.12*	Press Release dated May 1, 2008, announcing Eldorado’s first quarter 2008 financial and operating results, furnished to the Commission under cover of Form 6-K on May 2, 2008
3.13*

Unaudited Interim Consolidated Financial Statements and the notes thereto as at March 31, 2008 and for the three months ended March 31, 2008 and 2007, furnished to the Commission under cover of Form 6-K on May 2, 2008

3.14*	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the

three months ended March 31, 2008, furnished to the Commission under cover of Form 6-K on May 2, 2008
3.15*	Report of Voting Results for the annual meeting of shareholders of Eldorado held on May 1, 2008, furnished to the Commission under cover of Form 6-K on May 2, 2008
3.16*

Terms of Reference for the board of directors, audit committee, compensation committee and corporate governance and nominating committee, furnished to the Commission under cover of Form 6-K on May 9, 2008

3.17*	By-law No. 1 for Eldorado, furnished to the Commission under cover of Form 6-K on May 9, 2008
3.18*

Press Release dated May 9, 2008, relating to Eldorado mailing its offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on May 9, 2008

3.19*	Press Release dated June 2, 2008, relating to the commencement of construction of its Efencukuru mine in Turkey, furnished to the Commission under cover of Form 6-K on June 2, 2008
3.20*

Proxy Circular, dated June 10, 2008, relating to the solicitation of proxies for Frontier Pacific Mining Corporation’s general meeting of shareholders, furnished to the Commission under cover of Form 6-K on June 10, 2008

3.21*

Press Release, dated June 10, 2008, relating to the solicitation of proxies for Frontier Pacific Mining Corporation’s general meeting of shareholders, furnished to the Commission under cover of Form 6-K on June 11, 2008

3.22*	Press Release dated June 16, 2008, relating to confirmation of best and final offer for Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on June 16, 2008
3.23*

Press Release dated June 18, 2008, relating to the support agreement between the Registrant and Frontier Pacific Mining Corporation, furnished to the Commission under cover of Form 6-K on June 18, 2008

3.24*	Press Release dated June 20, 2008, relating to the filing of the notice of variation and extension, furnished to the Commission under cover of Form 6-K on June 20, 2008
3.25*	Press Release dated July 3, 2008, relating to the filing of the notice of variation and extension, furnished to the Commission under cover of Form 6-K on July 3, 2008
3.26*

Press Release dated July 9, 2008, relating to Eldorado’s agreement to earn an interest in Brazauro Resources Corporation’s Tocantinzinho Project, furnished to the Commission under cover of Form 6-K on July 9, 2008

4.1*	Consent of PricewaterhouseCoopers LLP, filed with the Commission as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008
4.2*	Consent of Gary Giroux, Micon International Limited, filed with the Commission as Exhibit 4.2 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008
4.3*	Consent of Michael Kociumbas, Watts Griffis and McOaut Limited, filed with the Commission as Exhibit 4.3 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008
4.4*	Consent of John Edward Hearne, RSG Global Pty Ltd., filed with the Commission as Exhibit 4.4 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.5*

Consents of Andy Nichols, Andre de Ruijter and Richard Alexander, Wardrop Engineering, Inc., filed with the Commission as Exhibit 4.5 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

4.6*	Consent of Roberto Costa, Roberto Costa Engenharia Ltd., filed with the Commission as Exhibit 4.6 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008
4.7*	Consent of Mr. Norman Pitcher, P. Geo and COO of the Registrant, filed with the Commission as Exhibit 4.7 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008
4.8*	Consent of Mr. Stephen Juras, P. Geo and Manager, Geology of the Registrant, filed with the Commission as Exhibit 4.8 to the Registrant’s Registration Statement on Form F-8 on May 9, 2008
5.1*	Power of Attorney of certain officers and directors of the Registrant, filed with the Commission as part of the signature page to the Registrant’s Registration Statement on Form F-8 on May 9, 2008

* Previously filed with the Securities and Exchange Commission

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process

(a)	Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b)	Not applicable.
(c)

Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver , Province of British Columbia, Canada on July 15, 2008.

Eldorado Gold Corporation
(Registrant)

By: /s/ Paul N. Wright
Paul N. Wright
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on July 15, 2008.

Signature	Title	Date
/s/ Paul N. Wright Paul N. Wright	President, Chief Executive Officer and Director	July 15, 2008
/s/ Earl W. Price ___________________________________ Earl W. Price	Chief Financial Officer	July 15, 2008
/s/ Hugh C. Morris* Hugh C. Morris	Director	July 15, 2008
/s/ Wayne D. Lenton* Wayne D. Lenton	Director	July 15, 2008
/s/ John S. Auston* John S. Auston	Director	July 15, 2008
/s/ K. Ross Cory* K. Ross Cory	Director	July 15, 2008
/s/ Robert R. Gilmore* Robert R. Gilmore	Director	July 15, 2008
/s/ Donald Shumka* Donald Shumka	Director	July 15, 2008
/s/ Geoffrey Handley* Geoffrey Handley	Director	July 15, 2008

* - Signed by Paul N. Wright as attorney-in-fact for the named person, pursuant to the Power of Attorney filed with the Securities and Exchange Commission as part of the signature page of the Registrant’s Registration Statement on Form F-8, as filed on May 9, 2008.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

/s/ Robert R. Gilmore Robert R. Gilmore	Authorized Representative in United States	July 15, 2008